UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 01 )*

First Mid-Illinois Bancshares, Inc.

(Name of Issuer)

Common Stock, par value $4.00 per share

(Title of Class of Securities)

320866106

(CUSIP Number)

Gary W. Melvin,  RR 1, Box 226  Sullivan,  Illinois  61951  Phone : 217-235-7101

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 23, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
MELVIN GARY W

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
481,770

	8	SHARED VOTING POWER
46,253

	9	SOLE DISPOSITIVE POWER
481,770

	10	SHARED DISPOSITIVE POWER
46,253

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
528,023

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.5%

14	TYPE OF REPORTING PERSON
IN

Item 1.	Security and Issuer

This statement relates to the common stock, par value $4.00 per share (the "Common Stock") of First Mid-Illinois Bancshares, Inc., a Delaware corporation (the "Company") whose principal executive offices are located at 1421 Charleston Avenue, Mattoon, IL 61938.

Item 2.	Identity and Background

(a)	This statement is being filed by Gary W. Melvin individually.

(b)	His residence address is as follows: 1134 CR 1650E, Sullivan, IL 61951

(c)	His principal occupation is co-owner Rural King Stores. His business address is as follows: 4216 Dewitt Avenue, Mattoon, IL 61938.

(d)	During the last five years, Mr. Melvin has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

(e)
During the last five years, Mr. Melvin has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order finding any violation with respect to federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

(f)	Mr. Melvin is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

Since Mr. Melvin's most recently filed amendment to this statement on Schedule 13D on February 11, 2009, shares of common stock for which Mr. Melvin is reporting beneficial ownership herein have been acquired in the following manner: (i)23,435 shares have been acquired pursuant to dividend reinvestment under the Company's Dividend Reinvestment Plan; (ii) 32,174 shares have been acquired through private or open market purchases; (iii) 120,502 shares are obtainable through the conversion of 489 shares of Series C 8% Non-Cumulative Perpetual Convertible Preferred Stock of the Company (the "Series C Preferred Stock") that have been acquired by Mr. Melvin individually through a private placement offering by the Company of the Series C Preferred Stock on May 13, 2011.

Item 4.	Purpose of Transaction

Purchases of shares of Common Stock by Mr. Melvin have been for investment purposes. Mr. Melvin may purchase additional shares from time to time depending upon price, market conditions, availablilty of funds, evaluation of other investment opportunities, and other factors. Mr. Melvin has no present intention to sell any shares, although he could determine from time to time, based upon the same factors listed above for purchases, to sell some or all of the shares held by him. Except as set forth above, Mr. Melvin does no have any plan or proposal which relates to or would result in any of the following matters.

(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the isser;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer of any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)
Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)
Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securites of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)	Mr. Melvin's total beneficial ownership amounts to 528,023 shares of Common Stock or 8.5% of the outstanding shares.

(b)
Mr. Melvin holds sole voting and investment power over 481,770 shares held individually, which includes (i) 316,941 shares held by Mr. Melvin individually; (ii) 40,952 shares held for the account of Mr. Melvin under the Company's Deferred Compensation Plan; (iii) options to purchase 3,375 shares of Common Stock; (iv) Mr. Melvin also holds 489 shares of Series C Preferred Stock of the Company, which is convertible into 120,502 shares of Common Stock of the Company. Mr. Melvin and his spouse jointly hold and share voting and investment power over 200 shares of Series B Preferred Stock of the Company, which are convertible into 46,253 shares of Common Stock of the Company.

(c)	During the past 60 days, Mr. Melvin has effected no transactions in the Common Stock other than the following:

Transaction Date	Shares or Unites Purchased (Sold)	Price Per Share or Unit
August 23, 2012	700 share of Common Stock	$25.50

(d)
Other than the persons described in sub-items (a) and (b) above, to the knowledge of Mr. Melvin, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. Melvin.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings, or relationships (legal or otherwise) between Mr. Melvin and any person with respect to any securities of the issuer.

Item 7.	Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 27, 2012	By:	/s/ Gary W. Melvin

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)